

December 27, 2012

Via E-mail
Dennis P. Angner
President and Chief Financial Officer
Isabella Bank Corporation
401 North Main Street
Mt. Pleasant, Michigan 48858

> **Re:** **Isabella Bank Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 000-18415**

Dear Mr. Angner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Loans Past Due and Loans in Non-Accrual Status, page 21

1. Please revise future filings to disaggregate the 30-89 days loans past due and accruing category to disclose them in 30-59 days and 60-89 days categories. Refer to ASC 310-10.

Troubled Debt Restructurings, page 22

2. Please revise future filings to discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.

3. Please revise future filings to discuss how loan modifications affect the timing of the recording of the allowance for loan losses.

4. Please revise future filings to disclose the amount of loan loss allowance recorded for TDR's. Considering that these loans appear to constitute a significant amount of impaired loans, provide disaggregated disclosure of TDR's within your impaired loan disclosures.

5. Noting your policy of returning TDR's to accrual status after six months of performance under the modified terms, please revise future filings to discuss the timing of loan restructurings such that only $1 million of these loans were classified as non-accrual at December 31, 2011 while $18.3 million in loans were restructured in 2011.

6. Noting that you restructured $18.3 million in loans in 2011 and that restructured loans totaled $18.8 million at December 31, 2011, please revise future filings to provide a discussion of the changes in TDR's between periods, clarifying, for instance, how the $5.7 million in restructured loans at December 31, 2010 rolled through to the December 31, 2011 balance. It may be helpful to accompany your discussion with a roll-forward of TDR's between periods.

Form 10-Q for Fiscal Period Ended September 30, 2012

General

7. Please revise the footnotes to the financial statements in future filings on Form 10-Q to include the parent company only financial information of the bank holding company.

Note 12. Fair Value, page 33

8. It is not clear to us why you believe that your loans should be categorized as level 2 assets considering their unique characteristics and the various assumptions made in determining their fair values, including credit quality. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

9. It is not clear to us why you believe that your foreclosed assets should be categorized as level 2 considering their unique characteristics and the various assumptions made in

determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

10. Please revise future filings to disclose the acquisition dates and nature of the operations of Investment Corporate Settlement Solutions and Valley Financial Corporation, which you classify as equity securities without readily determinable fair values. Discuss the procedures specific to each of these investments that you follow to determine their fair values each balance sheet date. Clarify why you have not classified them in your table disclosing the fair value hierarchy since you reference level 3 in your narrative.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-34523474 if you have questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant